                                                          OMB APPROVAL
                                                    --------------------------
                                                    OMB Number:  3235-0145
                                                    Expires:  October 31, 1994
                                                    Estimated average burden
                                                    hours per response...14.90
                                                    --------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*



                               Craig Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.25 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   224174102
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


         James C. Lockwood, Esq., Troy & Gould Professional Corporation
         --------------------------------------------------------------
1801 Century Park East, Suite 1600, Los Angeles, California 90067 (310) 553-4441
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  June 12, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 224174102                                    PAGE 2 OF 11 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Hecco Ventures I, a California general partnership
           I.D. No. 95-3813514
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           California
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              617,438
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              617,438
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           617,438
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           14.4%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 224174102                                       PAGE 3 OF 11 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael R. Forman
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  617,438
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               617,438
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           617,438
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           14.4%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 224174102                                      PAGE 4 OF 11 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           James J. Cotter
           SS ####-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                1,379,822

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              617,438
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 1,379,822

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              617,438
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           1,997,260

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           43.5%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 13 amends and supplements the Schedule 13D dated February 15, 1985 and Amendments thereto (collectively, the "Schedule 13D") filed by Hecco Ventures, a California general partnership, the predecessor of Hecco Ventures I, a California limited partnership which, in turn, is the predecessor of Hecco Ventures I, a California general partnership ("Hecco Ventures), together with, among others, from time to time, Michael R. Forman, an individual and a general partner of Hecco Ventures and James J. Cotter, an individual and a general partner of a limited partnership which is a general partner of Hecco Ventures, relating to holdings of shares (the "Shares") of Common Stock of Craig Corporation, a Delaware corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D. The purpose of this Amendment No. 13 is to report the following transaction and events:

     (1) As of June 15, 1995, Hecco Ventures I, a California limited partnership ("HVI"), became Hecco Ventures by amending HVI's partnership agreement;

     (2) A grant by the Issuer effective June 12, 1995 to Mr. Cotter of an option to purchase 300,000 Shares at an exercise price of $11.75 per share;

     (3) The cancellation of an option held by Mr. Cotter relating to 175,000 shares of the Issuer's Class A Common Preference Stock that had an exercise price of $10.50 per share; and

     (4) An amendment of Mr. Cotter's consulting contract with the Issuer, the term of which was extended to September 30, 1997.


Item 1 is amended and restated to read as follows:

Item 1.  Security and Issuer.
- ----------------------------

     This report relates to the shares of Common Stock, par value $.25 per share of Craig Corporation, a Delaware corporation whose principal executive offices are located at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.


Item 2 is amended and restated to read as follows:

Item 2.  Identity and Background.
- --------------------------------

     (a), (b) and (c). This statement is being filed by Hecco Ventures I, a California general partnership, Michael R. Forman and James J. Cotter.

                 Name                   Business Address
                -----                   ----------------

Hecco Ventures I                        120 No. Robertson Blvd.
                                        Los Angeles, CA 90048

Michael R. Forman                       120 N. Robertson Blvd.
                                        Los Angeles, CA 90048

James J. Cotter                         550 South Hope Street, Suite 1825
                                        Los Angeles, CA 90071

  Hecco Ventures has three general partners, (i) Cinerama, Inc. ("Cinerama"), a New York corporation and a wholly owned subsidiary of The Decurion Corporation ("Decurion"), a California corporation (formerly Pacific Theatres Corporation),
(ii) Michael R. Forman, an individual residing in California and (iii) James J. Cotter, Ltd., a California limited partnership ("James J. Cotter, Ltd.") of which James J. Cotter is the sole general partner. Cinerama is engaged in the ownership and operation of motion picture theatres located in California. Decurion is engaged directly and through a number of subsidiaries in the ownership and operation of motion picture theatres located primarily in California, Hawaii and New York. (See Exhibit A for information, including addresses and principal businesses or occupations, about the officers and directors of Cinerama, Inc., including Messrs. Forman and Cotter.)

  Mr. Cotter is an individual residing in California. Additional information concerning Mr. Cotter is set forth on Exhibit A hereto.

  (d) During the past five years, none of the foregoing persons or entities, nor any of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) During the past five years, none of the foregoing persons or entities, nor any of the persons listed on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  (f) James J. Cotter and each of the other individuals listed on Exhibit A hereto are United States citizens.

  Information with respect to each person filing this Statement and all persons controlling each such person is given solely by the respective filing person, and no filing person has responsibility for the accuracy or completeness of information supplied by another filing person.


Item 3 is amended and restated to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
- ----------------------------------------------------------

  Effective June 15, 1995, HVI amended its partnership agreement to become a general partnership, which holds 617,438 shares of Issuer's Common Stock. As a result of the Amendment, James J. Cotter, Ltd. which was a limited partner of HVI became a general partner of Hecco Ventures.

  On June 12, 1995, the Board of Directors of the Issuer granted James J. Cotter an option (the "Option") to purchase 300,000 Shares at an exercise price of $11.75. In connection therewith, Mr. Cotter agreed to amend and extend his consulting agreement with the Issuer through September 30, 1997 and to cancel his fully vested option to purchase 175,000 shares of the Issuer's Class A Common Preference Stock with an exercise price of $10.50 per share.


Item 4 is amended and restated to read as follows:

Item 4.  Purpose of Transaction.
- -------------------------------

  The Shares held by Hecco Ventures and the Option were acquired for investment purposes. Either Mr. Cotter, Mr. Forman or Hecco Ventures may elect to purchase additional Shares or shares of the Issuer's

Class A Common Preference Stock on the NYSE or Pacific Stock Exchange or in private transactions. In the future, either Mr. Cotter, Mr. Forman or Hecco Ventures may decide to sell all or part of their investment in the Issuer, although no party has a present intention to do so.

  Except as set forth in this Item 4, neither Mr. Cotter, Mr. Forman nor Hecco Ventures have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5 is amended by to add the following:

Item 5.  Interest in Securities of the Issuer.
- ---------------------------------------------

  (a) As of the date of this Amendment, Hecco Ventures owns beneficially 617,438 Shares or approximately 14.4% of Issuer's outstanding Shares. Mr. Cotter owns beneficially 1,997,260 Shares or approximately 43.5% of Issuer's outstanding shares. These Shares consist of 1,079,822 Shares owned directly by Mr. Cotter, 300,000 shares owned beneficially representing the fully vested shares under the Option and his beneficial ownership of the 617,438 Shares owned by Hecco Ventures. In addition, Hecco Ventures owns beneficially 51,700 shares of Issuer's Class A Common Preference Stock. Mr. Cotter owns beneficially 129,200 shares of Issuer's Class A Common Preference Stock, which includes his beneficial interest in Hecco Venture's 51,700 shares.

  (b) Mr. Cotter has sole voting and dispositive power with respect to 1,379,822 Shares and shared voting and dispositive power with respect to 617,438 Shares. Mr. Forman has shared voting and dispositive power with respect to 617,438 Shares.

  (c) In December 1994, Mr. Cotter made a gift of 15,000 Shares to an institution of higher learning. As to the Option granted on June 12, 1995, 300,000 Shares are fully vested, subject, as to 125,000 Shares, to divestiture under certain circumstances in the event that Mr. Cotter voluntarily terminates his consulting arrangement with the Issuer prior to October 1, 1997 or is terminated for cause prior to that date (the "Termination"). If the Termination occurs between October 1, 1996 and September 30, 1997, only 62,500 Shares are subject to divestiture. If Mr. Cotter exercises the option in full prior to October 1, 1997, and there is a Termination, the Issuer has the option to repurchase the Shares at the exercise price. As a result of the amendment to the HVI partnership agreement, Mr. Cotter as the general partner of a limited partnership which is a general partner of Hecco Ventures, became a beneficial owner of the Shares and shares of Class A Common Preference Stock of Issuer owned by Hecco Ventures.


Item 6 is amended to add the following:

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
- --------------------------------------------------------------------------------
Securities of the Issuer.
- ------------------------

  See Item 5 with respect to the Option.

  All prior voting arrangements and agreements between Mr. Cotter, HVI and Mr. Forman with respect to the voting of Shares and shares of the Issuer's Class A Common Preference Stock have been terminated effective June 15, 1995.

Item 7.  Material to be Filed as Exhibits.
- -----------------------------------------

  Exhibit A -- Description of General Partners of Hecco Ventures


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 28, 1995            HECCO VENTURES I,
                                a California general partnership


                                By: /S/ Michael R. Forman
                                    ---------------------
                                    Michael R. Forman,
                                    a general partner


                                /S/ Michael R. Forman
                                ---------------------
                                Michael R. Forman,
                                an individual


                                /S/ James J. Cotter
                                -------------------
                                James J. Cotter,
                                an individual

                                   EXHIBIT A


Name and Business Address                  Present Position(s) with Address
- -------------------------                  --------------------------------

CINERAMA, INC.

Directors and Officers:

President and Chairman                  President and Chairman
Michael R. Forman                       Cinerama, Inc.
120 North Robertson Blvd.               120 N. Robertson
Los Angeles, CA 90048
("120 N. Robertson")                    Chairman
                                        The Decurion Corporation
                                        120 N. Robertson

Executive Vice President                Chairman of the Board
  and Director                          Craig Corporation
James J. Cotter                         550 South Hope Street, Suite 1825
550 South Hope Street, Suite 1825       Los Angeles, CA 90071
Los Angeles, CA 90071
                                        Executive Vice President and Director
                                        The Decurion Corporation
                                        120 N. Robertson

                                        General Partner
                                        James J. Cotter, Ltd.
                                        550 South Hope Street, Suite 1825
                                        Los Angeles, CA 90071

                                        Chairman of the Board
                                        Reading Company
                                        The Graham Bldg.
                                        One Penn Square West
                                        30 South 15th Street, Suite 1300
                                        Philadelphia, PA 19102

                                        Chairman of the Board
                                        Citadel Holding Corporation
                                        550 South Hope Street, Suite 1825
                                        Los Angeles, CA 90071

                                        Director
                                        Stater Bros. Holdings Inc.
                                        21700 Barton Road
                                        Colton, CA  92324

Vice President                          Vice President
James P. Hudson                         Cinerama, Inc.
120 N. Robertson                        120 N. Robertson

                                        Vice President
                                        The Decurion Corporation
                                        120 N. Robertson

Senior Vice President                   Senior Vice President
Ira Levin                               Cinerama, Inc.
120 N. Robertson                        120 N. Robertson

                                        Senior Vice President
                                        The Decurion Corporation
                                        120 N. Robertson

Secretary                               Secretary
Bradley Neel                            Cinerama, Inc.
120 N. Robertson                        120 N. Robertson

                                        Secretary
                                        The Decurion Corporation
                                        120 N. Robertson

Chief Financial Officer                 Chief Financial Officer
John Hunter                             Cinerama, Inc.
120 N. Robertson                        120 N. Robertson

                                        Chief Financial Officer
                                        The Decurion Corporation
                                        120 N. Robertson
Controlling Entity of Cinerama, Inc.

The Decurion Corporation
120 N. Robertson

DIRECTORS AND OFFICERS:

Chairman
Michael R. Forman                       See Information Listed Above

President, Chief Executive Officer
  and Director
Christopher S. Forman                   President, Chief Executive Officer
                                        and Director
                                        The Decurion Corporation
                                        120 N. Robertson

Executive Vice President and Director
James J. Cotter                         See Information Listed Above

Vice President
James P. Hudson                         See Information Listed Above

Senior Vice President
Ira Levin                               See Information Listed Above

Secretary
Bradley Neel                            See Information Listed Above

Chief Financial Officer
John Hunter                             See Information Listed Above

James J. Cotter, Ltd:

General Partner
James J. Cotter                         See Information Listed Above